Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
YUM! Brands, Inc.:

We consent to the use of our audit reports dated February 23, 2009 on the consolidated financial statements of YUM! Brands, Inc. as of December 27, 2008 and December 29, 2007 and for each of the fiscal years in the three-year period ended December 27, 2008 with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting as of December 27, 2008 incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report on the consolidated financial statements refers to changes in accounting for uncertainty in income taxes in 2007 and the method of quantifying errors and accounting for defined benefit pension and other postretirement plans in 2006.

/s/ KPMG LLP

Louisville, Kentucky
July 31, 2009